Mail Stop 3561

July 16, 2007

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina 29732

       Re: ESE Corporation
              Amendment No. 7 to Registration Statement on
              Form SB-2
              Filed June 13, 2007
              File No. 333-128110

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue in part comment one from our letter of October 20, 2006. We note the revisions to the "Summary" and "Management's Discussion and Analysis of Financial Condition" sections in amendment seven. In particular we note the additional disclosure on page 20 that, "This is [sic] registration statement must be declared effective by the SEC; we must be listed for trading on the Bulletin Board; and, we have to raise approximately $55,000 in order to open our coffee shop." Please reconcile this statement with the following disclosures on page 20:

- "Our officers and directors will loan us the funds necessary to open the coffee shop, including the funds for refurbishing, leasing the equipment, and advertising."

- "Further, our officers and directors will loan us the funds necessary to pay the expenses for the first three months after the coffee shop is opened."

- "We believe it will cost $14,800 to open our coffee shop."

- "It will require an additional $40,920 to continue operations once we open and increase development throughout the year."

- "We will have to rely on loans from our officers and directors until we open to the public. After that, if we cannot sustain our operations from our revenues, we will have to obtain additional loans from our officers and directors or raise additional funds through a second private placement."

In addition, we note the disclosure on page 22 that, "Profitability will occur when our monthly revenues exceed expenses" and the deletion of the following sentence that, "We are optimistic that this will occur sometime in the first six months of operation." Please revise to discuss when the company expects to generate sufficient revenues to pay expenses and reconcile this with the conflicting disclosure that the company will require $55,000 to open the coffee shop.

It is unclear whether the company would conduct an offering after the registration statement is effective. It is also unclear in the disclosure whether an offering is necessary in light of the disclosure regarding the expenses to open the coffee shop, the loans to be provided by the officers and directors, and possible revenues to pay expenses. Thus, we are uncertain why the registration statement must be declared effective in order for the company to open the coffee shop when funding to open the coffee shop does not appear to be dependent upon another offering. Please explain. Further we note the additional disclosure that, "We do not know when we will open our coffee shop."

Your disclosure indicates that you are a development stage company and have cash of $583. It is unclear how the company will finance its operations and whether it will open a coffee shop. The company appears to lack a specific plan of operations for the next twelve months.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or disclose a specific business plan.

Financial Statements

2.   Please note the updating requirements of Item 310(g) of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Conrad Lysiak, Esq.
Fax: (509) 747-1770